Filed by Chemical Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Talmer Bancorp, Inc.

Commission File Number: 001-36308

Explanatory Note: The following FAQ's were distributed to Chemical Bank employees.

Frequently Asked Questions (FAQ’s) for Chemical Bank Employees

Below are some FAQs we’ve prepared for employees regarding our January 26th announcement of our agreement to merge with Talmer Bank and Trust.

•	What will this merger mean for Chemical Bank employees?

o	As you know, Chemical Bank has been in a growth mode for quite some time now. The Lake Michigan Financial Corporation merger brought our asset size to over $9 billion, and we expected we’d cross the $10 billion threshold organically within 12 months. Because of the increased costs associated with crossing $10 billion in asset size (regulatory and significantly diminished Debit Card income), we’ve been looking for a partner that we believe could help us jump over this barrier. With Talmer we’ve found a good partnership that we believe will resonate well with our customers, employees and shareholders.

Importantly, this merger provides us with the opportunity to enter Southeast Michigan and fills an important gap in our footprint. This combination will also help us begin growing the Chemical Bank franchise into Ohio and Indiana.

•	Who is Talmer Bank?
o	Based in Troy, MI, Talmer Bancorp, Inc., is the bank holding company for Talmer Bank and Trust. Talmer Bank and Trust [Talmer] is a community bank that shares many of our same core values and like Chemical Bank, believes in strengthening the communities in which they work, live, and play. To do this they support their employees, serve their customers, and support initiatives that invest in and revitalize communities throughout their corporate footprint. Sound familiar?

Talmer operates 80 branches, primarily in Michigan, Ohio and Indiana. Talmer offers a full suite of commercial and retail banking, mortgage banking, wealth management and trust services to small and medium-sized businesses and individuals.

•	Is my branch going to stay open?
o	While it is still too early to answer this question, we expect that most of our branches will remain open after conversion. This merger will take us into new markets in Michigan, and beyond our borders, and there is very little overlap between our markets.

In communities where we do overlap, we will determine the best way for us to move forward on a case-by-case basis.

•	Will I still have a job after the acquisition is completed?
o	We believe this merger will create additional growth and development opportunities for employees of both institutions. We are merging with Talmer to help both institutions take advantage of each other’s strengths, and in so doing, we are creating a premier banking franchise based in Michigan and focused on the needs of customers across the Midwest.

While we do have overlapping markets across Michigan, we believe that the significant majority of Chemical Bank employees will remain with the merged organization. The demands of running a $16 billion organization are significantly greater than what is required of a smaller institution and we’ll need the assistance of our combined employee base to successfully integrate these two institutions while continuing to serve our customers and communities.

•	What will this mean for our customers?
o	We believe our customers will benefit greatly from this merger and will now have access to offices in Southeast Michigan, Indiana, and Ohio. Talmer customers will have access to over 175 more locations in Michigan.

While we’ll be significantly larger, our commitment to our customers and communities will not change. We will remain a community bank focused on helping make our customers dreams a reality and on improving the quality of life in the communities where we live, work, and play.

•	Will our positioning as a Michigan bank impact us as we grow outside of our borders?
o	We’ve been considering this for a long time, and anticipate that we will be making some changes to our external positioning in conjunction with this merger. While our logo will likely change, as our geographic reach expands, our commitment to the communities we have dutifully served for almost a century will not waiver.

Importantly, as our footprint grows, we’ll be able to introduce our model of community banking to other Midwestern communities, while having the opportunity to assist with economic growth and development beyond the borders of Michigan.

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Forward-Looking Statements

This communication contains forward-looking statements regarding Chemical’s and Talmer’s outlook or expectations with respect to the planned strategic partnership, including the expected costs to be incurred and cost savings to be realized in connection with the transaction, the expected impact of the transaction on Chemical's future financial performance (including anticipated accretion to earnings per share and tangible book value earn back period), the assumed purchase accounting adjustments, other key transaction assumptions, the timing of the closing of the transaction, and consequences of Talmer’s integration into Chemical. Words such as "anticipated," “believes,” "estimated," "expected," "projected," "assumed," "approximately," "continued,"

"should," "will" and variations of such words and similar expressions are intended to identify such forward-looking statements. Pro forma financial information is not a guaranty of future results and is presented for informational purposes only.

Forward-looking statements are not guarantees of future financial performance and are subject to risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Neither Chemical nor Talmer assumes any duty to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk factors relating both to the transaction and the integration of Talmer into Chemical after closing include, without limitation:

  Completion of the transaction is dependent on, among other things, receipt of regulatory approvals and receipt of Talmer and Chemical shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.
  The impact of the completion of the transaction on Chemical's and Talmer’s financial statements will be affected by the timing of the transaction.
  The transaction may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.
  The integration of Talmer’s business and operations into Chemical, which will include conversion of Talmer’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Talmer’s or Chemical's existing businesses.
  Chemical’s ability to achieve anticipated results from the transaction is dependent on the state of the economic and financial markets going forward. Specifically, Chemical may incur more credit losses than expected and customer attrition may be greater than expected.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A of each of Chemical's and Talmer’s Annual Report on Form 10-K for the year ended December 31, 2014. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

Additional Information about the Transaction

This communication is being made in respect of the merger involving Talmer and Chemical. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Talmer shareholders will receive if the transaction is consummated. The registration statement will contain a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF CHEMICAL AND TALMER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMICAL, TALMER, AND THE TRANSACTION. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from Chemical’s website at http://www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at Talmer’s website at http://www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Mr. Brad Adams, Investor Relations, telephone 248-498-2862.

Participants in the Merger Solicitation

Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction will be set forth in the prospectus and joint proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 6, 2015, and other documents subsequently filed by Chemical with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 27, 2015, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants will be included in the prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC when they become available.